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    FORM 5
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[ ] Check this box if no longer subject of Section 16.

    Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Paramount Capital Asset Management, Inc.
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   (Last)               (First)                 (Middle)

787 Seventh Avenue, 48th Floor
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                                    (Street)

New York, New York  10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Discovery Laboratories, Inc.

DSCO
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

[ ]   Director                             [X]   10% Owner
[ ]   Officer (give title below)           [ ]   Other (specify below)


____________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                             5.             6.
                                                           4.                                Amount of      Owner-
                                                           Security Acquired (A) or          Securities     ship
                                                           Disposed of (D)                   Beneficially   Form:         7.
                                                           (Instr. 3, 4 and 5)               Owned at End   Direct        Nature of
                        2.                3.               -----------------------------     of Issuer's    (D) or        Indirect
1.                      Transaction       Transaction          Amount      (A)    Price      Fiscal Year    Indirect      Beneficial
Title of Security       Date              Code                             or                (Instr. 3      (I)           Ownership
(Instr. 3)              (Month/Day/Year)  (Instr. 8)                       (D)               & 4)           (Instr.4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            11/25/97           J(1)(2)             481,581     A      (1)        481,581        I             (3)
------------------------------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.                7.                8.       9.        10.      11.
Title of            Conver-  Trans-   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative          sion     action   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security            or       Date     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    of       In-
(Instr. 3)          Exer-    (Month/  (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     Deriv-   direct
                    cise     Day/     8)       or Disposed   ----------------  ----------------  Secur-   Secur-    ative    Bene-
                    Price    Year)             of (D)        Date     Expira-   Title    Amount  ity      ities     Secur-   ficial
                    of                         (Instr. 3,    Exer-    tion               or      (Instr.  Bene-     ity:     Owner-
                    Deriv-                     4 and 5)      cisable  Date               Number  5)       ficially  Direct   ship
                    ative                      ------------                              of               Owned     (D) or   (Instr.
                    Secur-                      (A)   (D)                                Shares           at End    In-      4)
                    ity                                                                                   of        direct
                                                                                                          Year      (I)
                                                                                                          (Instr.   (Instr.
                                                                                                          4)        4)
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
Series B Convertible                                                             Common
Preferred Stock       $6.42  11/25/97  J(1)(4)  247,500      11/25/97  N/A       Stock     385,265  (1)     247,500   I        (3)
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Common Stock                                                                     Common
Warrants              $0.64  11/15/96  J(5)       8,756      5/15/97   11/15/06  Stock       8,756  (1)       8,756   I        (3)
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                                                                                 Series B
Series B                                                                         Convert-
Convertible                                                                      ible
Preferred Stock                                                                  Preferred
Warrants              $11.00 11/15/96  J(5)      22,500      5/15/97   11/15/06  Stock      22,500  (1)      22,500   I        (3)
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

Explanation of Responses:

(1) Securities acquired by Aries Domestic Fund, L.P., a Delaware limited partnership ("Aries Domestic") and The Aries Fund, a Cayman Island Trust ("Aries Fund") pursuant to the statutory merger (the "Merger") of Discovery Laboratories, Inc., a former Delaware corporation ("Old Discovery") with and into the Issuer (f/k/a Ansan Pharmaceuticals, Inc.). Pursuant to the Merger, securities of Old Discovery held by Aries Domestic and Aries Fund were converted into securities of the Issuer. The Reporting Person is the general partner of Aries Domestic and also serves as the investment manager to Aries Fund and in such capacities has the authority to make certain decisions on behalf of such entities including decisions relating the securities of the Issuer. The securities of Old Discovery surrendered by Aries Domestic and Aries Fund in the Merger constituted the consideration for the securities of the Issuer issued to Aries Domestic and Aries Fund in the Merger. The securities of Old Discovery were not listed on a securities exchange or quoted on an inter-dealer quotation system and, accordingly, the Issuer is unable to determine the value of such consideration as of the date of the Merger. The Reporting Person disclaims beneficial ownership of the securities held by Aries Domestic and Aries Trust, except to the extent of its pecuniary interest therein, if any.

(2) Includes 385,265 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock (including Series B Convertible Preferred Stock issuable upon exercise of Series B Convertible Preferred Stock Warrants) and 8,756 shares of Common Stock issuable upon exercise of Common Stock Warrants.

(3) The Reporting Person is the general partner in Aries Domestic and the investment manager to Aries Fund. Aries Domestic and Aries Fund beneficially own, directly, all of the securities reported on this Form 5 as being beneficially owned by the Reporting Person.

(4) Includes 6,750 shares of Series B Convertible Preferred Stock issuable upon exercise of Series B Convertible Preferred Stock Warrants held by Aries Domestic and 15,750 shares of Series B Convertible Preferred Stock issuable upon exercise of Series B Convertible Preferred Stock Warrants held by Aries Fund.

(5) The Common Stock Warrants and Series B Convertible Preferred Stock Warrants were issued to Aries Domestic and Aries Fund in connection with a private placement of equity securities of Old Discovery in which an affiliate of Aries Domestic and Aries Fund (and of the Reporting Person) acted as placement agent. The Common Stock Warrants and Series B Convertible Preferred Stock Warrants were assumed by the Issuer in the Merger.


/s/ Lindsay A. Rosenwald                                    February 13, 1998
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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